Mail Stop 4561

January 28, 2008

VIA USMAIL and FAX (805) 557 - 2680

Mr. Lewis R. Belote, III
Chief Financial Officer
Move, Inc.
30700 Russell Ranch Road
Westlake Village, California 91362

      Re: **Move, Inc.**
                    Form 10-K for the year ended 12/31/2006
                    Filed on 3/5/2007
                    File No. 001-32365

Dear Mr. Lewis R. Belote, III:

We have reviewed your response letter dated January 23, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 48

1.   We do not object to the company complying with our comment by reflecting changes to its presentation of cash flows from discontinued operations in its upcoming Form 10-K for the year ended December 31, 2007. Please note that impacted columns must be labeled "revised" with corresponding note disclosures explaining the revisions.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant